

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2016

Via E-mail
Mr. Joseph Spidalieri
Chief Compliance Officer
Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

> **Re: Edgewater Technology, Inc.**
> **Preliminary Consent Statement on Schedule 14A**
> **Filed December 22, 2016 by Ancora Catalyst Fund LP, AAMAF LP, Merlin**
>   **Partners LP, Ancora Advisors, LLC, Frederick DiSanto, Matthew**
>   **Carpenter, Jeffery L. Rutherford and Kurtis J. Wolf**
> **File No. 000-20971**

Dear Mr. Spidalieri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

   • "… the lack of effective oversight by the Board …."

- "… the Board has failed to hold senior management accountable and has generally failed to effectively oversee the business in a manner that adequately protects stockholder value …."

- "… these two executives, who make minimal contributions to driving revenue and client relationships …."

2. Please confirm that should you nominate substitute or additional nominees, you will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Procedural Instructions

3. Please revise to clarify the effect of marking the "Against Consent" or "Abstain" box on the consent card.

Incorporation by Reference

4. It appears that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's consent revocation statement. Please note that we believe reliance on Rule 14a-5(c) before distribution of the company's consent revocation statement to stockholders would be inappropriate. If the participants plan to disseminate their consent statement prior to the distribution of the company's consent revocation statement, the participants must undertake to provide any omitted information to stockholders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Aneliya S. Crawford, Esq.
        Olshan Frome Wolosky LLP